Exhibit 99.2

Recon

RECON TECHNOLOGY, LTD
ROOM 601, NO. 1 SHUI'AN SOUTH STREET
CHAOYANG DISTRICT, BEIJING 100012
PEOPLE'S REPUBLIC OF CHINA

SCAN TO
VIEW MATERIALS & VOTE

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T04945-P59370 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

RECON TECHNOLOGY, LTD

The Board of Directors recommends a vote FOR the director nominees and FOR Proposals 2, 3, 4, 5, 6 and 7.

1. Re-election of Nelson N.S. Wong and Jijun Hu as Class II directors, to serve until the first AGM following the fiscal year ending June 30, 2029.

Nominees:	**For**	**Against**	**Abstain**
1a. Nelson N.S. Wong	☐	☐	☐
1b. Jijun Hu	☐	☐	☐

	For	**Against**	**Abstain**
2. Ratification of the appointment of Enrome LLP as the independent registered public accounting firm for the fiscal year ending June 30, 2027.	☐	☐	☐
3. Par Value Reduction and Capital Reduction.	☐	☐	☐
4. Share Capital Increase.	☐	☐	☐
5. Share Consolidation authorization.	☐	☐	☐
6. Related share capital amendments (authorized Class A share count and par value, including any post-consolidation increase).	☐	☐	☐
7. Continuation of the Company from the Cayman Islands to the British Virgin Islands.	☐	☐	☐
8. To transact any other business properly coming before the meeting.	☐	☐	☐

* The full text of the relevant resolutions for each proposal are set out in the notice accompanying the proxy card.

Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Proxy Statement is available at www.proxyvote.com. T04946-P59370 RECON TECHNOLOGY, LTD THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned, revoking all prior proxies, hereby appoints each of Mr. Shenping Yin, Ms. Jia Liu or either of them, with full power of substitution, as proxies to represent and vote all ordinary shares, of Recon Technology, Ltd (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on December 4, 2026 at 10:00 a.m. Beijing time (9:00 p.m. ET on December 3, 2026), at the Company's headquarters: Room 601, No. 1 Shui'an South Street, Chaoyang District, Beijing 100012, PRC, upon matters set forth in the Notice of Annual Meeting of Shareholders, a copy of which has been received by the undersigned. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifteen votes. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting. This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the listed nominees, FOR proposals 2-7 and FOR to transact any other business as may properly come before the meeting. Please check here if you plan to attend the Annual Meeting of Shareholders on December 4, 2026 at 10:00 a.m. Beijing Time. (Continued and to be signed on Reverse Side)